September 17, 2014

Via EDGAR

Mr. Jeff Kauten

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Net Element, Inc.

Post-Effective Amendment No. 4 on Form S-3

Filed August 9, 2013

File #333-182076

Dear Mr. Kauten:

Net Element, Inc., a Delaware corporation (the “Company”), hereby requests that its Post-Effective Amendment No. 4 on Form S-3 to Registration Statement on Form S-4 (File No. 333-182076), originally filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2013 (the “Amendment”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”).

The Company is requesting withdrawal of the Amendment because it was incorrectly filed under the EDGAR header tag POS EX rather than the EDGAR header tag POS AM. The Company confirms that no sales were made under the Amendment.

Should the Staff have any questions or comments after reviewing this letter, please do not hesitate to contact me directly at 305.588.0122, or our outside counsel, Serge Pavluk of Snell & Wilmer L.L.P. at 714.427.7442 or Joshua Schneiderman of Snell & Wilmer L.L.P. at 213-929-2545 with any questions, or if you wish to discuss the above request.

Securities and Exchange Commission

September 17, 2014

On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company’s registration process.

Very truly yours,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.

cc:	Serge Pavluk, Snell & Wilmer L.L.P.

Joshua Schneiderman, Snell & Wilmer L.L.P.